SEC MAIL PROCESSING SECTION
RECEIVED
FEB 24 2011
WASH. D.C.
200

11015941

-0123
Expires: April 30, 2013
Estimated average burden hours per response...... 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSIO
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44483

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tradespot Markets Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13900 SW 24th Street
(No. and Street)

Davie	FL	33325
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Beloyan 954-916-3899
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Bongiovanni & Associates CPA's
(Name – *if individual, state last, first, middle name*)

19720 Jetton Road 3rd Floor	Cornelius	NC	28031
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Beloyan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tradespot Markets Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

****

Signature

President

Title

Notary Public

JAN ALTIERI
Notary Public - State of Florida
My Comm. Expires Nov 20, 2014
Commission # EE 27307

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the X Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. Not Appliciable
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. Not Applicable
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. N/A
- X (O) Independent Auditor's Report on Internal Accounting Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tradespot Markets Inc.

Audited Financial Statements

And Report of Independent

Registered Accounting Firm

December 31, 2010

Tradespot Markets Inc.

Table of Contents

December 31, 2010

BONGIOVANNI & ASSOCIATES, C.P.A.'s
19720 Jetton Road, 3rd Floor
Cornelius, North Carolina 28031 (USA)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Tradespot Markets Inc.
Davie, FL

We have audited the accompanying statement of financial condition of Tradespot Markets Inc (an S Corporation) as of December 31, 2010 and the statements of income/ (loss), changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management Our responsibility is to express an opinion on these financial statements based on our audit

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement The Company is not required to have nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness for the Company's internal control over financial reporting. Accordingly, we express no such opinion.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Tradespot Markets Inc as of December 31, 2010 and the results of its operations and cash flows for the year then ended in conformity with the accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages eight through twelve in the accompanying schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole

Bongiovanni & Assoc, CPA's

Cornelius, North Carolina
January 27, 2011

TRADESPOT MARKETS INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

CASH		$	2,917
CASH ON DEPOSIT WITH CLEARING BROKER-DEALER			15,000
COMMISSION RECEIVABLE			6,128
SHAREHOLDER LOAN	8,500		
OTHER			200
OFFICE EQUIPMENT, NET OF $17,974 IN ACCUMULATED DEPRECIATION			-0-
		$	32,745

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$	2,982

STOCKHOLDER'S EQUITY

COMMON STOCK - PAR VALUE $1.00 PER SHARE, 10,000 SHARES AUTHORIZED, 100 SHARES ISSUED AND OUTSTANDING		100
ADDITIONAL PAID-IN CAPITAL		56,230
RETAINED (DEFICIT)		(26,567)
TOTAL STOCKHOLER'S EQUITY		29,763
	$	32,745

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.
SEE AUDITOR'S REPORT

TRADESPOT MARKETS INC.
STATEMENT OF INCOME/(LOSS)
DECEMBER 31, 2010

REVENUES		
COMMISSIONS	$	115,622
INTEREST INCOME		237
OTHER INCOME		15,475
TOTAL REVENUES		131,334
EXPENSES		
Commissions		
CLEARING FEES AND COSTS		9,386
COMMISSIONS		34,716
MEALS AND ENTERTAINMENT		21,235
TELEPHONE AND COMMUNICATIONS		9,518
PROFESSIONAL FEES		14,233
OFFICE EXPENSES		2,886
TRAVEL AND TRANSPORTATION		1,945
LICENSE AND REGISTRATION		11,951
QUOTES AND RESEARCH		1,861
UTILITIES		2,553
DEPRECIATION		316
POSTAGE		626
DUES AND SUBSCRIPTIONS		495
INSURANCES		1.137
PRINTING		84
OTHER		709
TOTAL EXPENSES		113,651
NET INCOME	$	17,683

THE ACCOMPANYING NOTES ARE AN INTEGRAL
PART OF THESE FINANCIAL STATEMENTS.
SEE AUDITOR'S REPORT

TRADESPOT MARKETS INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2010

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
BALANCES - BEGINNING OF YEAR	$ 100	$ 61,400	$ (44,250)	$ 17,250
NET INCOME FOR THE YEAR	-0-	-0-	$ 17,683	$ 17,683
ADDITIONAL PAID- IN CAPITAL	-0-	15,000	-0-	15,000
LESS SHAREHOLDER DISTRIBUTIONS	-0-	(20,170)	-0-	(20,170)
BALANCES - END OF YEAR	100	$ 56,232	$ (26,567)	$ 29,763
	========	===========	========	=========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.
SEE AUDITOR'S REPORT

TRADESPOT MARKETS INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS (USED IN) OPERATING ACTIVITIES		
NET INCOME	$	17,683
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
DEPRECIATION		316
CHANGES IN OPERATING ASSETS AND LIABILITIES:		
INCREASE IN COMMISSIONS RECEIVABLE		(6,128)
(INCREASE) IN OTHER ASSETS		(165)
INCREASE IN ACCOUNTS PAYABLE AND ACCRUED EXPENSES		1,378
NET CASH PROVIDED BY OPERATING ACTIVITIES		13,084
CASH FLOWS PROVIDED BY FINANCING ACTIVIES		
SHAREHOLDER LOANS PAID		(8,500)
PAID IN CAPITAL FROM SHAREHOLDER		15,000
DISTRIBUTIONS TO SHAREHOLDER		(20,170)
CASH FLOWS USED IN FINANCING ACTIVITIES		(13,670)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS		(586)
CASH AT BEGINNING OF YEAR		18,503
CASH AT END OF YEAR	$	17,917

THE ACCOMPANYING NOTES ARE AN INTEGRAL
PART OF THESE FINANCIAL STATEMENTS.
SEE AUDITOR'S REPORT.

TRADESPOT MARKETS INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

NOTE 1- NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

TRADESPOT MARKETS INC IS A REGISTERED GENERAL SECURITIES BROKER-DEALER WHICH ACTS AS A NON-CLEARING INTRODUCING BROKER. THE COMPANY DOES NOT HOLD FUNDS OR SECURITIES FOR CUSTOMERS AND DOES NOT CARRY ACCOUNTS OF, OR FOR CUSTOMERS.

INCOME IS DERIVED FROM TRADES INTRODUCED TO THE CLEARING BROKER, WHO COMPLETES THE TRANSACTION WITH THE CUSTOMER AND SUBSEQUENTLY REMITS THE COMMISSION TO THE INTRODUCING BROKER. INCOME FROM THE SECURITIES TRANSACTIONS AND RELATED EXPENSES ARE RECORDED ON THE SETTLEMENT DATE, GENERALLY THE THIRD BUSINESS DAY FOLLOWING THE TRANSACTION DATE; HOWEVER, ALL TRANSACTIONS ARE REVIEWED AND ADJUSTED TO THE TRADE DATE BASIS FOR SIGNIFICANT TRANSACTIONS.

THE COMPANY HAS ENTERED INTO A CLEARING AGREEMENT WITH LEGENT CLEARING LLC (HEREAFTER REFERRED TO AS "LEGENT CLEARING") WHEREBY LEGENT CLEARING CLEARS TRANSACTIONS ON A FULLY DISCLOSED BASIS FOR THE CUSTOMERS OF BELOYAN INVESTMENT SECURITIES, INC. IN ACCORDANCE WITH THIS AGREEMENT, THE COMPANY IS REQUIRED TO MAINTAIN A MINIMUM DEPOSIT OF $15,000 WITH LEGENT CLEARING. THE COMPANY CONSIDERS THEIR CLEARING DEPOSIT BALANCE WITH LEGENT CLEARING TO BE A CASH EQUIVALENT IN THE STATEMENT OF CASH FLOWS.

OFFICE EQUIPMENT IS RECORDED AT COST. THE COMPANY PROVIDES FOR DEPRECIATION USING THE STRAIGHT LINE METHOD OVER THE ESTIMATED USEFUL LIFE OF FIVE YEARS. DEPRECIATION EXPENSE AMOUNTED TO $316 FOR THE YEAR ENDED DECEMBER 31, 2010.

THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES REQUIRES MANAGEMENT TO MAKE ESTIMATES AND ASSUMPTIONS THAT AFFECT THE REPORTED AMOUNTS OF ASSETS AND LIABILITIES AND DISCLOSURE OF CONTINGENT ASSETS AND LIABILITIES AT THE DATE OF THE FINANCIAL STATEMENTS AND THE REPORTED AMOUNTS OF REVENUES AND EXPENSES DURING THE REPORTING PERIOD. ALTHOUGH ACTUAL RESULTS COUD DIFFER FROM THOSE ESTIMATES, MANAGEMENT BELIEVES THAT ANY DIFFERENCE WOULD BE IMMATERIAL TO THE FINANCIAL STATEMENTS AS A WHOLE.

NOTE 2 - NET CAPITAL REQUIREMENTS

PURSUANT TO THE UNIFORM NET CAPITAL REQUIREMENTS OF THE SEC UNDER RULE 15C3-1, THE COMPANY IS REQUIRED TO MAINTAIN A MINIMUM NET CAPITAL DEFINED UNDER SUCH RULE. AT DECEMBER 31, 2010, THE COMPANY HAD NET CAPITAL OF $21,063 OR AN EXCESS OF $16,063 OVER THE MINIMUM REQUIRED NET CAPITAL OF $5,000. IN ADDITION, THE AGGREGATE INDEBTEDNESS AS DEFINED CANNOT EXCEED 800% OF NET CAPITAL. AT DECEMBER 31, 2010 THE COMPANY'S RATIO OF AGGREGAGE INDEBTEDNESS TO NET CAPITAL WAS .141 TO 1.

NOTE 3 - INCOME TAXES

THE COMPANY, WITH THE CONSENT OF ITS SHAREHOLDER, HAS ELECTED UNDER THE INTERNAL REVENUE CODE TO BE AN S CORPORATION EFFECTIVE JANUARY 8, 1992 (THE DATE OF INCEPTION). IN LIEU OF CORPORATION INCOME TAXES, THE SHAREHOLDER OF AN S CORPORATION IS TAXED INDIVIDUALLY ON THEIR PROPORTIONATE SHARE OF THE COMPANY'S TAXABLE INCOME OR LOSS. THEREFORE, NO PROVISION FOR FEDERAL OR STATE INCOME TAXES HAS BEEN INCLUDED IN THESE FINANCIAL STATEMENTS.

NOTE 4—LOSS CONTINGENCY

THE COMPANY WAS NOTIFIED IN DECEMBER 2007 THAT THE STAFF OF THE FINANCIAL INDUSTRY REGULATORY AUTHORITY (REFERRED TO AS "FINRA") HAS MADE A PRELIMINARY DETERMINATION TO RECOMEND DISCIPLINARY ACTION BE BROUGHT AGAINST MARK BELOYAN, PRESIDENT AND THE COMPANY. IN JANUARY 2010 THE FIRM AND MR. BELOYAN HAD A HEARING. IN JULY 2010 THE HEARING PANEL DECISION WAS RENDERED WHERE BOTH THE FIRM AND MR. BELOYAN WERE FOUND TO HAVE VIOLATED FINRA RULES AND WAS FINED $13,500 PLUS HEARING COSTS OF $3869 FOR A TOTAL AMOUNT OF $17,369. MR. BELOYAN AND LEGAL COUNSEL CONSIDERS THIS DECISION TO BE INCORRECT AND THEREFORE APPEALED THE RULING TO THE NATIONAL ADJUDICATORY COUNCIL (the "NAC"). FINRA RULES STATE THAT IF A HEARING PANEL DECISION IS APPEALED TO the NAC, THEN THE HEARING PANEL DECISION IS "STAYED" AND THE $17,369 FINE IS NOT CARRIED ON THE FIRMS BALANCE SHEET. THE NAC HAS THE RIGHT AND THE ABILITY TO DO WHATEVER IT WANTS TO THE DECISION, THEY CAN AFFIRM IT, THEY CAN REVERSE IT, ETC. THEREFORE THE FIRM HAS NO PRESENT OBLIGATION TO BOOK AS A LIABILITY THE SUMS DESCRIBED IN THE HEARING PANEL'S DECISION. THE

OBLIGATION DOES NOT ARISE UNLESS AND UNTIL"THE "NAC" RULES ON THE APPEAL. THE "NAC" HEARING IS SCHEDULED SOMETIME LATER THIS YEAR.

IN ADDITION, THE COMPANY WAS NOTIFIED IN DECEMBER 2010 THAT THE STAFF OF THE FINANCIAL INDUSTRY REGULATORY AUTHORITY (REFERRED TO AS "FINRA") HAS MADE A PRELIMINARY DETERMINATION TO RECOMEND DISCIPLINARY ACTION BE BROUGHT AGAINST MARK BELOYAN, PRESIDENT AND THE COMPANY. MR. BELOYAN CONSIDERS THIS ACTION TO BE WITHOUT MERIT AND SEEKS TO HAVE THESE MATTERS CONCLUDED. THE COMPANY BELIEVES THE CHANCE OF THE FUTURE EVENT OF AN ESTIMABLE $10,000 FINE OCCURING IS LESS THAN LIKELY BUT NOT REMOTE.

TRADESPOT MARKETS INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2010

COMPUTATION OF NET CAPITAL

TOTAL OF STOCKHOLDER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$	29,764
DEDUCT NON-ALLOWABLE ASSETS		(8,700)
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS		21,064
HAIRCUTS ON SECURITY POSITIONS		-0-
NET CAPITAL	$	21,064
MINIMUM NET CAPITAL REQUIREMENT - MINIMUM DOLLAR NET CAPITAL REQUIRED	$	5,000

COMPUTATION OF AGGREGATE INDEBTEDNESS

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$	2,982
TOTAL AGGREGATE INDEBTEDNESS	$	2,982
RATIO OF AGGREGATE INDEBTEDNESS		.141 TO 1

THE ACCOMPANYING NOTES ARE AN INTEGRAL
PART OF THESE FINANCIAL STATEMENTS.
SEE AUDITOR'S REPORT.

TRADESPOT MARKETS INC.
STATEMENT PURSUANT TO RULE 17A-5 (d) (2) —SUBORDINATED DEBT
DECEMBER 31, 2010

THE COMPANY HAD NO LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS AT DECEMBER 31, 2010. IN ADDITION, THERE WERE NONE IN EXISTENCE DURING THE YEAR ENDED DECEMBER 31, 2010.

TRADESPOT MARKETS INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
DECEMBER 31, 2010

AT DECEMBER 31, 2010 THE COMPANY WAS EXEMPT FROM REPORTING INFORMATION FOR RESERVE REQUIREMENTS UNDER RULE 15c3-3 AS NO CUSTOMER FUNDS OR SECURITIES ARE HELD BY THE COMPANY.

TRADESPOT MARKETS INC.
STATEMENT PURSUANT TO INFORMATION RELATING TO
POSSESSION OR CONTROL REQUIREMENTS
DECEMBER 31, 2010

AT DECEMBER 31, 2010 THE COMPANY WAS IN COMPLIANCE WITH THE CONDITIONS OF EXEMPTION FROM REPORTING INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 PARAGRAPH (10 (2) (ii) OF THAT RULE AS NO SECURITIES OF OR FOR CUSTOMERS ARE HELD BY THE COMPANY.

TRADESPOT MARKETS INC.
COMPUTATION FOR DETERMINATION OF RESERVE STATEMENT
PURSUANT TO SEC RULE 17a-5 (d) (4)
DECEMBER 31, 2010

A RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 INCLUDED IN THESE AUDITED FINANCIAL STATEMENTS AND THE COMPUTATION INCLUDED THE RESPONDENT'S CORRESPONDING UNAUDITED FORM X-17A-5, PART II FOCUS REPORT FILING AT DECEMBER 31, 2010 IS AS FOLLOWS:

NET CAPITAL AS REPORTED IN THE COMPANY'S FORM X-17A-5, PART KK (UNAUDITED) FOCUS REPORT AND NET CAPITAL AS REPORTED IN THE COMPANY'S AUDITED FINANCIAL STATEMENTS AND NET CAPITAL IN THE AUDITED FINANCIAL STATEMENTS... ... ... $ 21,064

BONGIOVANNI & ASSOCIATES, C.P.A.'s
19720 Jetton Road, 3rd Floor
Cornelius, North Carolina 28031 (USA)

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL

THE BOARD OF DIRECTORS
TRADESPOT MARKETS INC.
DAVIE, FLORIDA

IN PLANNING AND PERFORMING MY AUDIT OF THE FINANCIAL STATEMENTS OF TRADESPOT MARKETS INC. FOR THE YEAR ENDED DECEMBER 31, 2009, WE CONSIDERED ITS INTERNAL CONTROL STRUCTURE IN ORDER TO DETERMINE OUR AUDITING PROCEDURES FOR THE PURPOSE OF EXPRESSING AN OPINION ON THE FINANCIAL STATEMENTS AND TO PROVIDE ASSURANCE ON THE INTERNAL CONTROL STRUCTURE.

ALSO, AS REQUIRED BY RULE 17a-5 (G) (1) OF THE SECURITIES AND EXCHANGE COMMISSION, WE HAVE MADE A STUDY OF THE PRACTICES AND PROCEDURES (INCLUDING TESTS OF COMPLIANCE WITH SUCH PRACTICE AND PROCEDURES) FOLLOWED BY TRADESPOT MARKETS, INC. THAT WE CONSIDERED RELEVANT TO THE OBJECTIVES STATED IN RULE 17a-5 (g), (1) IN MAKING THE PERIODIC COMPUTATIONS OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 17a-3 (a) (11) AND THE PROCEDURES FOR DETERMINING COMPLIANCE WITH THE EXEMPTIVE PROVISIONS OF RULE 15c3-3; AND (2) IN COMPLYING WITH THE REQUIREMENTS OF PROMPT PAYMENT FOR SECURITIES UNDER SECTION 8 OF REGULATION T OF THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM.

THE MANAGEMENT OF THE COMPANY IS RESPONSIBLE FOR ESTABLISHING AND MAINTAINING A SYSTEM OF INTERNAL ACCOUNTING CONTROL AND PRACTICES AND PROCEDURES REFERRED TO IN THE PRECEDING PARAGRAPH. I FULFILLING THIS REAPOSNIBIL1TY, ESTIMATES AND JUDGEMENTS BY MANAGEMENT ARE REQUIRED TO ASSESS THE EXPECTED BENEFITS AND RELATED COSTS OF INTERNAL CONTROL STRUCTURE POLICIES AND PROCEDURES AND OF THE PRACTICES AND PROCEDURES REFERRED TO IN THE PRECEDING PARAGRAPH AND TO ASSESS WHETHER THOSE PRACTICES AND PROCEDURES CAN BE EXPECTED TO ACHIEVE THE SECRURITIES AND EXCHANGE COMMISSION'S OBJECTIVES. TWO OF THE OBJECTIVES OF AN INTERNAL CONTROL STRUCTURE AND THE PRACTICES AND PROCEDURES ARE TO PROVIDE MANAGEMENT WITH REASONABLE, BUT NOT ABSOLUTE, ASSURANCE THAT ASSETS FOR WHICH THE COMPANY HAS RESPONSIBILITY ARE SAFEGUARDED AGAINST LOSS FROM UNATHORIZED USE OR DISPOSITION, AND THAT TRANSACTIONS ARE EXECUTED IN ACCORDANCE WITH MANAGEMENT'S AUTHORIZATION AND RECORDED PROPERLY TO PERMIT THE PREPARATION OF FINANCIAL STATEMENTS IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. RULE 17a-5 (g) LISTS ADDITIONAL OBJECTIVES OF THE PRACTICES AND PROCEDURES LISTED IN THE PRECEDING PARAGRAPH.

BECAUSE OF INHERENT LIMITATIONS IN ANY INTERNAL CONTROL STRUCTURE OR THE PRACTICES AND PROCEDURES REFERRED TO ABOVE, ERRORS OR IRREGULARITIES MAY NEVERTHELESS OCCUR AND NOT BE DETECTED. ALSO, PROJECTION OF ANY EVALUATION OF THEM TO FUTURE PERIODS IS SUBJECT TO THE RISK THAT THEY MAY BECOME INADEQUATE BECAUSE OF THEIR DESIGN AND OPERATION MAY DETERIORATE.

OUR CONSIDERATION OF THE INTERNAL CONTROL STRUCTURE WOULD NOT NECESSARILY DISCLOSE ALL MATTERS IN THE INTERAL CONTROL STRUCTURE THAT MIGHT BE MATERIAL WEAKNESSES UNDER THE STANDARDS ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS. A MATERIAL WEAKNESS IS A CONDITION IN WHICH THE DESIGN AND OPERATION OF THE SPECIFIC INTERNAL CONTROL STRUCTURE ELEMENTS DOES NOT REDUCE TO A RELATIVELY LOW LEVEL THE RISK THAT ERRORS OR IRREGULARITIES IN AMOUNTS THAT WOULD BE MATERIAL IN RELATION TO THE FINANCIAL STATEMENTS BEING AUDITED MAY OCCUR AND NOT BE DETECTED WITHIN A TIMELY PERIOD BY EMPLOYEES IN THE NORMAL COURSE OF PERFORMING THEIR ASSIGNED FUNCTIONS. HOWEVER, WE NOTED NO MATTERS INVOLVING THE INTERNAL CONTROL STRUCTURE THAT WE CONSIDER TO BE MATERIAL WEAKNESSES AS DEFINED ABOVE. IN ADDITION, THE COMPANY WAS IN COMPLIANCE WITH THE CONDITIONS OF THE EXEMPTIVE PROVISIONS OF RULE 15c3-3 AT DECEMER 31, 2010 AND, FURTHER, NO FACT CAME TO OUR ATTENTION INDICATING THAT THE COMPANY WAS NOT IN COMPLIANCE WITH SUCH CONDITIONS DURING THE YEAR ENDED DECEMBER 31, 2010.

WE UNDERSTAND THAT PRACTICES AND PROCEDURES THAT ACCOMPLISH THE OBJECTIVES REFERRED TO IN THE SECOND PARAGRAPH OF THIS REPORT ARE CONSIDERED BY THE SECURITIES AND EXCHANGE COMMISSION TO BE ADEQUATE FOR ITS PURPOSES IN ACCORDANCE WITH THE SECURITIES ACT OF 1934 AND RELATED REGULATIONS, AND THAT PRACTICES AND PROCEDURES THAT DO NOT ACCOMPLISH SUCH OBJECTIVES IN ALL MATERIAL RESPECTS INDICATE A MATERIAL INADEQUACY FOR SUCH PURPOSES. BASED ON THIS UNDERSTANDING AND OUR STUDY, WE BELIEVE THAT THE COMPANY'S PRACTICES AND PROCEDURES WERE ADEQUATE AT DECEMBER 31, 2010 TO MEET THE SECURITIES AND EXCHANGE COMMISSION'S OBJECTIVES.

THIS REPORT IS INTENDED SOLELY FOR THE USE OF MANAGEMENT AND THE SECURITIES AND EXCHANGE COMMISSION AND APPLICABLE SELF-REGULATORY ORGANIZATIONS AND SHOULD NOT BE USED FOR ANY OTHER PURPOSE.

CORNELIUS, NORTH CAROLINA
JANUARY 27, 2011